Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer
New Gold Inc. (“New Gold” or “the “Company”) Suite 1800 Two Bentall Centre, 555 Burrard Street Vancouver, British Columbia, V7X 1M9

Item 2.	Date of Material Change
September 20, 2012

Item 3.	News Release

A press release with respect to this material change report was issued by New Gold on September 20, 2012 through Canadian Newswire and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change
On September 20, 2012, New Gold announced the Preliminary Economic Assessment at Blackwater estimated annual gold production over 500,000 ounces at well below industry average cash costs.

Item 5.	Full Description of Material Change
(All figures are in US dollars unless otherwise indicated)

On September 20, 2012, New Gold Inc. (“New Gold”) (TSX and NYSE AMEX:NGD) announced a positive Preliminary Economic Assessment (“PEA”) for its Blackwater Gold Project (“Blackwater” or the “Project”) in British Columbia, Canada. Over the initial 15 years of its mine life, Blackwater is estimated to produce an annual average of 507,000 ounces of gold and 2,039,000 ounces of silver at total cash costs(1) per ounce sold, net of by-product sales, of $536 per ounce. At assumed gold and silver prices of $1,275 and $22.50 per ounce and a 0.94 US$/CDN$ foreign exchange rate, the Project is expected to yield a base case after-tax, 5% net present value (“NPV”) of $1.1 billion and an after-tax internal rate of return (“IRR”) of 14.0%. At spot commodity prices of $1,775 per ounce gold and $34.50 per ounce silver and a parity exchange rate, the after-tax, 5% NPV and IRR move to $2.8 billion and 25.8%, respectively. All NPV calculations are calculated to the beginning of the construction period in 2015. The PEA was completed on a pre-tax basis by AMEC Americas Limited (“AMEC”), an independent and internationally-recognized engineering firm. All after-tax calculations were completed by New Gold.

Preliminary Economic Assessment Highlights
• Conventional truck and shovel open pit mine with 60,000 tonne per day (“tpd”) whole ore leach process plant
• Start of production targeted for 2017
• Initial 15-year mine life with additional 1.4 years of processing low grade stockpile at end of pit life

•	Life-of-mine strip ratio of 2.36 to 1.00 of waste to mineralized material
•	Life-of-mine gold and silver recoveries of 87% and 53%, respectively
•
Life-of-mine gold and silver production, inclusive of low grade stockpile, of 6.2 and 18.6 million ounces from the Indicated category and 1.8 and 13.5 million ounces from the Inferred category, respectively

•	Development capital costs of $1.8 billion inclusive of 24 percent, or $346 million, contingency
•	Higher grade initial five years resulting in accelerated payback of capital costs
	o	First five years – average annual gold production of 569,000 ounces at total cash costs(1) per ounce sold, net of by-product sales, of $467 per ounce
•	Base Case – After-tax 5% NPV, IRR and payback at $1,275 per ounce gold, $22.50 per ounce silver and a 0.94 US$/CDN$ foreign exchange rate of $1.1 billion, 14.0% and 4.8 years, respectively
•
Spot Case – After-tax 5% NPV, IRR and payback at spot prices of $1,775 per ounce gold, $34.50 per ounce silver and a parity US$/CDN$ foreign exchange rate of $2.8 billion, 25.8 percent and 2.7 years, respectively

The PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA based on these mineral resources will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The PEA resource is based on drill results up to mid-May 2012. Since then, New Gold’s exploration program has continued apace and the company looks forward to incorporating these additional results in the Project’s Feasibility Study scheduled for completion in 2013. Beyond the primary Blackwater deposit that forms the basis of this PEA,  the company’s total land package is now over 1,000 square kilometres. New Gold looks forward to continuing its exploration efforts within and around the Capoose gold-silver deposit, located approximately 25 kilometres from Blackwater, as well as the multiple exploration targets that have been identified through New Gold’s 2012 property-wide reconnaissance program.

Mineral Resource Estimate

The Blackwater mineral resource was tabulated within a conceptual open pit at 0.25, 0.30 and 0.40 gram per tonne gold equivalent cut-off values using $1,300 per ounce gold and $24 per ounce silver as shown below. At a base case lower cut-off of 0.30 gram per tonne gold equivalent, the deposit contains an Indicated mineral resource of 267 Mt at 0.88 g/t gold and 4.3 g/t silver and an Inferred mineral resource of 121 Mt at 0.69 g/t gold and 7.3 g/t silver. The mineral resource estimate is CIM 2010 compliant and prepared under Canadian National Instrument 43-101 and is based on a block model estimate that incorporates over 147,282 individual assays from 168,709 metres of diamond drill core in 449 drill holes. Average drill hole spacing of approximately 50 metres is sufficient to support mineral resource estimation up to the Indicated category. The drill hole database was supported by approximately 40,000 quality assurance/quality control (QA/QC) check assays, representing approximately 28% of the total sample assay dataset. The mineral resource includes drill data received through May 14, 2012 and thus excludes the potential success from additional drilling during New Gold’s exploration program since that time. The company has drilled an additional 100,363 metres in 377 drill holes since the mid-May cut-off for the resource database. A portion of this additional drilling was intended to support upgrades in resource confidence categories as part of the company’s targeted completion of a Feasibility Study next year.

Blackwater PEA Mineral Resource Estimate
Indicated Mineral Resource					Inferred Mineral Resource
AuEq Cut-off (g/t)	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)	AuEq Cut-off (g/t)	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
0.25	280.4	0.85	4.2	7.64	37.9	0.25	128.6	0.66	7.0	2.72	28.9
0.30	267.1	0.88	4.3	7.52	36.9	0.30	120.5	0.69	7.3	2.66	28.3
0.40	230.6	0.96	4.6	7.14	34.1	0.40	98.9	0.77	7.8	2.45	24.8

Notes:
1.	Mineral Resource Estimate has an effective date of July 27, 2012 and was prepared by Ronald G. Simpson, P Geo.
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.	Mineral Resources are amenable to open pit mining methods as defined by a Lerchs-Grossmann optimized pit simulation.
4.
The Lerchs-Grossmann optimized pit is based on assumptions that include US$/CDN$ parity foreign exchange rate, 83.6% gold recovery, 44.9% silver recovery, $1.52/tonne mining cost, $1.90/tonne waste mining cost, $10.52/tonne process and G&A cost.  No allowances have been made for mining losses and dilution. The average pit slope angle is assumed to be 40°.

5.	The base case gold equivalent (AuEq) cut-off (bolded) is greater than the conceptual marginal cut-off of 0.23 g/t.
6.	AuEq = $24/oz Ag x 44.9% / $1,300/oz x 83.6%.
7.
Gold analyses are performed by fire assay/AA finish methods and silver analyses are performed by Induction Coupled Plasmaspectrometry (ICP). Silver ICP analyses are not known with the same precision and do not have the same quality control support as gold fire assay analyses.

8.	Rounding as required by reporting guidelines has been used, and totals may not sum.

Mining Operations and Metallurgy

A proposed mining production schedule was developed through the design of an ultimate open pit within the mineral resource model. The mine production schedule incorporates an elevated cut-off grade strategy during the initial years of mining to raise the mill feed grade. Material below the higher cut-off grade is stockpiled for processing at the end of the pit life. Large-scale open pit mining will provide process plant feed at a nominal rate of 60,000 tpd or 21.9 million tonnes per year. Annual mine production will peak at 97 million tonnes per year with a life-of-mine stripping ratio of 2.36:1.00. The production schedule summarized below was developed through four mining phases and allows for early delivery of higher grade material to the process plant.

Mining operations will be carried out with an initial equipment fleet comprising two 311 millimetre electric blast hole drills, two 56 cubic metre electric cable shovels, one 18 cubic metre front-end loader and sixteen 290 tonne trucks.  These will be supplemented with support graders and track and rubber-tired dozers. A 10 metre bench height has been selected for mining.

A metallurgical testwork program for the PEA was carried out on samples of composited drill core selected to represent process plant feed in the mine development plan. These samples were obtained from two primary sources: a dedicated four-hole metallurgical drilling program and composites of exploration drill core from 89 holes. Primary areas of investigation for the whole ore leach program included primary grind size and leach retention time. Estimated process plant feed grade, recoveries and metal production are summarized below.

Blackwater PEA Production Schedule
Production Years	Indicated Resources			Inferred Resources			Recovery		Average Annual Production
	Mill Feed (Mt)	Head Grade		Mill Feed (Mt)	Head Grade
		Au (g/t)	Ag (g/t)		Au (g/t)	Ag (g/t)	Au (%)	Ag (%)	Au (koz)	Ag (koz)
1 through 5	86.2	1.00	5.4	21.1	0.75	4.7	87.0	54.3	569	1,966
1 through 15	236.5	0.90	4.4	89.9	0.66	8.5	86.6	53.0	507	2,039
16 through 17	19.5	0.49	3.3	10.1	0.54	3.1	85.7	50.3	296	1,103
Life-of-mine	255.9	0.87	4.3	100.0	0.65	7.9	86.6	52.9	489	1,959

Mineral Processing

The 60,000 tpd process plant will utilize conventional crushing, grinding, leaching and carbon-in-pulp (“CIP”) to produce a gold-silver doré. A gravity circuit consisting of centrifugal concentrators will treat a portion of the primary cyclone underflow to recover coarse metallic gold. The gravity concentrate will be directed to an intensive cyanidation reactor for extraction of gold and silver. Ground material will be directed to a leach feed thickener, then to a leaching and CIP extraction circuit. Extracted gold and silver will be released from carbon in the stripping columns and recovered by electrowinning before being smelted into a gold-silver doré product. Stripped carbon will be treated in a regeneration kiln.

Key process equipment will consist of:
•	A 1,520 x 2,260 mm (60" x 89") gyratory crusher
•	A SAG/ball mill/crusher grinding circuit:
	o	Two 11.0 m diameter x 7.3 m (36' x 24') 16-MW SAG mills
	o	Two 7.9 m diameter x 12.8 m (26' x 42') 16-MW Ball mills
	o	Two 1,000 kW pebble crushers
•	Whole ore leaching and CIP circuit:
	o	24 leach tanks of 18 m diameter
	o	Six CIP tanks of 18 m diameter

Project Capital Costs

The Project is located approximately 112 kilometres southwest of Vanderhoof and is close to existing infrastructure. Access to low cost hydroelectric power is available and will require the construction of a 133 kilometre transmission line. The estimated development capital cost is $1.8 billion inclusive of a 24%, or $346 million, contingency. The capital estimate is based on the second quarter 2012 capital environment, a period of very active project construction in British Columbia, Alberta and globally. As the development capital was estimated based on the current cost environment, a parity foreign exchange rate was assumed and the capital estimate was held constant at $1.8 billion in the economic analysis irrespective of which commodity price and foreign exchange scenario was assumed upon the start of production.

Breakdown of PEA Project Development Capital Costs
Description	($ millions)
Direct Costs
Mining and pre-production development	208
On site infrastructure	181
Process	539
Tailing and water reclaim	74
Power and water supply	69
Access road	16
Total Direct Costs	1,087
Owner’s and Indirect Costs
Owner’s costs	54
Engineering, Procurement & Construction Management	112
Other indirect costs	215
Total Owner’s and Indirect Costs	381
Subtotal	1,468
Contingency (24%)	346
Total Project Development Costs	1,814

The development capital cost is estimated to be $227 per recoverable gold ounce over the current estimated life of the Project

Sustaining capital of $537 million, reclamation and closure costs of $95 million and $72 million in equipment salvage value have also been included in the financial analysis. Over the life-of-mine, estimated sustaining capital at Blackwater is equivalent to $67 per recoverable gold ounce. Through New Gold’s continued exploration efforts, the company looks forward to the potential for further reductions in both the development and sustaining capital cost per recoverable gold ounce.

Project Operating Costs

The combination of Blackwater’s location near infrastructure, low stripping ratio, access to low cost hydroelectric power and silver by-product revenue result in the Project’s estimated average total cash costs(1) being well below industry average. Over Blackwater’s life, the total cash costs(1) are estimated to be C$13.01 per tonne milled or $543 per ounce sold, net of by-product sales. These life-of-mine average costs include the negative impact of higher costs during the concluding years of the Project’s currently estimated life where lower grade stockpiles are scheduled to be processed.

Breakdown of Base Case PEA Operating Costs
Description	(C$ per tonne milled)	($ per gold ounce produced)
Mining	6.21	259
Processing	7.59	317
General & Administrative	0.95	40
Royalty (0.6%)	0.18	8
Refining	0.23	9
Silver by-product sales at $22.50 per ounce silver	(2.16)	(90)
Total cash costs(1) net of by-product sales	13.01	543

Every $1.00 per ounce change in the assumed silver price results in a $32 million change in by-product sales over the currently estimated life-of-mine, or an approximate $4 per ounce change in the life-of-mine average total cash costs(1).

Similar to the benefit realized in the gold production profile from the processing of higher grade material in the early years of Blackwater’s mine life, the Project’s total cash costs(1) are also expected to be lower in the first five years, resulting in stronger operating margins and cash flow generation.

Base Case PEA Total Cash Cost(1) Schedule
Production Years	($ per gold ounce produced)
Years 1 through 5	467
Years 1 through 15	536
Years 16 through 17	678
Life-of-mine	543

Economic Analysis and Sensitivities

The PEA indicates that Blackwater has the potential to generate solid economic returns even when combining project development capital cost estimates generated in the second quarter 2012 capital environment and a long-term gold price assumption of $1,275 per ounce (approximately $500 per ounce below today’s spot gold price). The summary below, showing various commodity price and foreign exchange scenarios, holds the following assumptions constant: development capital of $1.8 billion, a diesel cost of $0.98 per litre, based on an average oil price of $90 per barrel, and an electricity rate of C$0.044 per kilowatt hour. The NPV calculations shown below are calculated to the beginning of the construction period in 2015.

Summary of Project Economics(2)
Gold Price ($ per ounce)	Silver Price ($ per ounce)	US$/CDN$ foreign exchange	5% NPV ($ billions)		IRR (%)		Payback Period (Years)
			Pre-tax	After-tax	Pre-tax	After-tax	Pre-tax	After-tax
1,275	22.50	0.94	1.7	1.1	16.4	14.0	4.7	4.8
1,600	30.00	0.97	3.3	2.2	25.9	22.0	3.0	3.1
Spot (1,775)	34.50	1.00	4.2	2.8	30.4	25.8	2.6	2.7
1,800	35.00	1.00	4.3	2.9	31.1	26.4	2.5	2.6

As shown above, the Project has the potential to provide investors with significant leverage to movements in the gold price. Beyond changes in the gold price, Blackwater’s NPV is most sensitive to foreign exchange rate movements while being less sensitive to changes in capital and operating costs.

Environment, Permitting and Corporate Social Responsibility

The Project design includes a robust closure plan, with simplified water management due to the compact project layout and integrated waste management strategy. All Project components will be decommissioned and reclaimed, according to best industry practices and provincial and federal regulations. New Gold will operate the Project in accordance with the International Cyanide Management Code, as it does for all its other gold mines.

The company plans to submit the Project Description for Blackwater in the coming weeks, which will initiate the federal and provincial environmental assessment process. Draft Terms of Reference for the provincial Environmental Assessment Certificate Application and federal Environmental Impact Statement approvals are expected to be filed in early 2013, for approval by the British Columbia Environmental Assessment Office and Canadian Environmental Assessment Agency. The company anticipates receiving the required Environmental Assessment approval in the second half of 2014, after which additional permits, licenses, authorizations and certificates will be obtained to proceed to construction of the Project. These approvals are expected in the first half of 2015.

Since acquiring the Project in mid-2011, New Gold has proactively engaged in discussions with First Nations, government and stakeholders in the area of the Project. Consultation has also commenced with federal and provincial governments regarding permitting and with other land users, such as forestry companies, regarding land use and road access. The company opened an office and sample preparation facility in Vanderhoof in June, further establishing New Gold’s commitment to the local community. It is anticipated that on the start of production, approximately 500 permanent jobs will be created at Blackwater. The construction workforce is expected to be roughly 1,000 workers on average, peaking at 1,500. New Gold is committed to maximizing local employment and contracting opportunities in an area deeply affected by the Mountain Pine Beetle epidemic. Similar to the practices put in place at its New Afton mine, the company plans to work collaboratively with community partners, making use of existing training programs to prepare local workers and establish new programs for specific training where necessary.

Project Timeline and Optimization Efforts
The completion of this positive PEA is an important milestone in the continued development of Blackwater. As the Project continues to advance, New Gold anticipates the following key milestones:
•	Fourth quarter 2013 – Completion of Feasibility Study
•	First quarter 2014 – Commence detailed engineering and procurement of long lead items
•	Second half 2014 – Receipt of Provincial and Federal Environmental Assessment approvals
•	First half 2015 – Receipt of construction-related approvals
•	2017 – Begin production

As part of the company’s continued efforts to improve Blackwater’s economics beyond those highlighted here, some of the enhancement opportunities identified include:
•
Resource potential – Post PEA resource drilling has already shown the potential for expansion of mineralization to the north and at depth. The company continues to actively drill the deposit to define the limits, and it is intended that an updated resource statement will be issued during the Feasibility Study. An increased mineral resource base has the potential to add project value by extending mine life and increasing mill throughput.

•
Pit slopes – The current pit wall slopes are based on limited geotechnical data. If the pit slopes can be steepened, then additional mineralization may come within the boundary of the economic pit shell and possibly increase the amount of contained metal that could be mined. In addition, the stripping ratio could potentially decrease because of the lower volumes of waste that would need to be removed on the margins of the pit. Further geotechnical drilling and analyses are planned to confirm the possibility of steepening the pit slopes as part of the Feasibility Study.

•	Mining – Mining costs may be reduced by mechanical waste conveyance and by optimizing mine plan, stockpile locations and mining equipment selection.
•	Process Flowsheet – Reducing process costs and increasing gold and silver recoveries may be achieved by optimizing the process flowsheet, grind sizes, cyanide consumption and leach tank capacity.

These opportunities will be investigated during the Feasibility Study test program.

Continued Exploration Program

Driven by the continued exploration success at Blackwater, during the 2012 summer, New Gold increased its 2012 exploration drilling target to over 250,000 metres in the Blackwater area versus the previous target of 210,000 metres. As the PEA mineral resource update incorporates 151 holes totaling 57,064 metres of the total 2012 target, the company intends to provide further exploration updates on Blackwater through the remainder of the year. Since the mid-May PEA mineral resource cut-off, the company has drilled an additional 100,363 metres in 377 holes. Currently there are 13 drills active at the Blackwater site.

•	10 drills focused on further resource delineation and infilling drilling at the primary Blackwater deposit
•	Two drills focused on condemnation drilling of proposed infrastructure sites
•	One drill completing geotechnical drilling

In addition, at the Capoose gold-silver deposit, where the company has one drill active, New Gold has completed drilling of 10,894 metres in 22 holes. Assays continue to be processed with highlights of those received to date including:

• Hole 169: 80 metres of 0.78 gram per tonne gold and 4.4 gram per tonne silver plus 25 metres of 0.24 gram per tonne gold and 21.5 gram per tonne silver
• Hole 170: 78 metres of 0.77 gram per tonne gold and 7.2 gram per tonne silver plus 74 metres of 0.15 gram per tonne gold and 24.4 gram per tonne silver

New Gold will provide a full list of assays received from Capoose drilling on its website within 45 days.

(1) TOTAL CASH COSTS

“Total cash costs” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. Total cash costs includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash costs presented do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS.

(2) PEA – ADDITIONAL CAUTIONARY NOTE

This note regarding the preliminary economic assessment (PEA) is in addition to cautionary language already included within the material change report as required under NI 43-101. The PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA based on these mineral resources will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
The report is not being filed on a confidential basis.

Item 7.	Omitted Information
No information has been omitted.

Item 8.	Executive Officer
Susan Toews, Vice President Legal Affairs, and Corporate Secretary
(604) 639-2003

Item 9.	Date of Report
September 28, 2012

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this material change report, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this material change report, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to Mexico where the Cerro San Pedro mine has a history of ongoing legal challenges related to our EIS and Chile where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this material change report are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed in this material change report has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this material change report are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this material change report concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

Certain of the scientific and technical information in this material change report is derived from the NI 43-101 compliant technical report entitled “Technical Report, Blackwater Gold Project, Omineca Mining Division, British Columbia, Canada” dated March 23, 2012, which is filed on SEDAR. Another NI 43-101 compliant technical report supporting the PEA and updated mineral resource estimate (“PEA Report”) will be filed on SEDAR within 45 days. The following qualified persons, as that term is defined in NI 43-101, have prepared or supervised the preparation of technical information relating to the PEA Report:

•	Mark Petersen, P Geo (New Gold Inc.)
•	Ronald G. Simpson, P Geo (GeoSim Services Inc.)
•	Herbert E. Welhener, MMSA – QPM (Independent Mining Consultants Inc.)
•	Bruno Borntraeger, P. Eng (Knight Piesold Ltd.)
•	Ignacy (Tony) Lipiec, P. Eng (AMEC)
•	Ramon Mendoza Reyes, P. Eng (AMEC)

Mark Petersen, P Geo, is also responsible for approving the technical information in this material change report that is not related to the PEA Report.  Other than Mark Petersen, who is an employee of New Gold, each of the qualified persons listed above are independent of New Gold